Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $1.00 per share (“common stock”). The following contains a description of our common stock as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of Reliant’s current charter (the “charter”) and current bylaws (the “bylaws”). References to “we,” “our” and “us” refer to Reliant, unless the context otherwise requires. References to “shareholders” refer to holders of our common stock unless the context otherwise requires.
DESCRIPTION OF RELIANT CAPITAL STOCK

General

Reliant is authorized by its charter to issue a maximum of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $1.00 per share (“preferred stock”).

Common Stock

Voting Rights. The holders of common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting.

Dividend Rights and Limitations on Payment of Dividends. Holders of common stock are entitled to dividends when, as and if declared by the Reliant board of directors out of funds legally available for that purpose.

Board of Directors. The members of Reliant’s board of directors are elected by a majority of the votes cast by holders of common stock (except in the event of a contested election in which case directors are elected by a plurality of the votes cast by shares entitled to vote, assuming the presence of a quorum at the subject meeting). Reliant’s board of directors has one class of members that is elected at each annual meeting of shareholders to hold office until the next annual meeting of shareholders and until the election and qualification of their successors. No shareholder has the right to cumulative voting with respect to the election of directors.

Liquidation Rights. In the event of Reliant’s liquidation, dissolution, or winding-up, holders of common stock have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

Conversion and Subscription Rights. The holders of shares of common stock have no conversion, preemptive, or other subscription rights.

Liability to Further Calls or to Assessments. The shares of common stock are not subject to liability for further calls or to assessments by Reliant.

Listing. Our common stock is listed on The Nasdaq Capital Market under the symbol “RBNC.”
Registrar and Transfer Agent. The registrar and transfer agent for our common stock is Broadridge Financial Solutions, Inc.

Preferred Stock

No shares of preferred stock are outstanding. The board of directors of Reliant may, without further action by the shareholders, issue one or more series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, and the number of shares constituting any series and the designation of such series.

Certain Protective Provisions

General

Reliant’s charter and bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of the Reliant board of directors to deal with attempts to acquire control of Reliant. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even though such a transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in Reliant’s charter and bylaws and which are provided by the Tennessee Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our charter and bylaws and the statutory provisions contained in the Tennessee Business Corporation Act and the Tennessee Business Combination Act.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Reliant by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the company’s management.

Removal of Directors and Filling Vacancies

Reliant’s charter and bylaws provide that a director may be removed from office prior to the expiration of such director’s term only for cause at a meeting called for such purpose. This provision could reduce the likelihood that the shareholders are able remove a member of the Reliant board of directors. Additionally, Reliant’s bylaws provide that all vacancies on the board, including a vacancy resulting from an increase in the number of directors or a vacancy resulting from the removal of a director for any reason or a director’s resignation, may be filled by the board of directors for the unexpired term, giving the board the ability to appoint directors to serve for a limited period of time without shareholder approval.

Advance Notice Requirements for Shareholder Proposals and Requirements for Special Meetings of Shareholders Called by Shareholders

Reliant’s bylaws establish advance notice procedures with regard to shareholder proposals at annual meetings of shareholders. These procedures provide that a shareholder must submit certain information regarding a proposal, together with the proposal itself, to the Reliant Corporate Secretary in advance of the subject annual meeting of shareholders. Shareholders submitting proposals for inclusion in Reliant’s proxy statement must comply with the proxy rules under the Exchange Act. Reliant may reject a shareholder proposal that is not made in accordance with such procedures. Reliant’s charter and bylaws also establish certain requirements with regard to special meeting of shareholders called by shareholders. Special meetings can be requested only by shareholders owning 20% or more of the outstanding shares of Reliant voting stock, and any such shareholder request for a special meeting must be made in writing to the Reliant Corporate Secretary and contain certain information regarding the requested meeting. Reliant may reject a meeting request that is not made in accordance with such procedures or applicable law. These provisions could reduce the likelihood that shareholders call special meetings of shareholders or submit proposals for matters to be considered at annual or special meetings of Reliant’s shareholders.

Pursuant to Reliant’s bylaws, Reliant has established certain shareholder nomination requirements for an individual to be nominated for election as a director at any annual or special meeting of Reliant shareholders, including that the nominating party provide Reliant within a specified time prior to the meeting: (i) certain identifying information about any person who the shareholder proposes to nominate for election as a director, including information relating to such person that is required to be disclosed under the Exchange Act in solicitations of proxies for elections of directors, and (ii) certain identifying information about the shareholder making the nomination. These provisions could reduce the likelihood that a third party would nominate individuals to serve on the Reliant board of directors.

Business Combinations with Interested Shareholders

The Tennessee Business Combination Act provides that a 10% or greater shareholder of a Tennessee corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose charter contains a provision electing not to be covered by the law. The Reliant charter does not contain such a provision. An amendment of the charter to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.